POLSKA TELEFONIA CYFROWA SP. Z O.O.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIODS ENDED

MARCH 31, 2004 AND MARCH 31, 2003

#

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Condensed Consolidated Income Statements

for the three month periods ended March 31, 2004 and March 31, 2003

(in thousands of PLN)

Notes		Three month period ended March 31, 2004 (unaudited)	Three month period ended March 31, 2003 (restated, unaudited )

Net sales	5	1,465,838	1, 278,807

Cost of sales	6	(942, 706)	(905,109)
		-------------------	-------------------
Gross margin		523,132	373,698

Operating expenses	6	(212,533)	(223,693)
		--------------------	--------------------
Operating profit		310,599	150,005

Non-operating items
Interest and other financial income		60,778	249,866
Interest and other financial expenses		(192, 060)	(358,651)
		--------------------	--------------------
Profit before taxation		179,317	41,220

Taxation ( charge)/benefit	7	(49,145)	1,208
		-------------------	-------------------
Net profit for the period		130,172	42,428
		===========	============

The accompanying notes are an integral part of these

condensed consolidated financial statements.

- # -

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

 Condensed Consolidated Balance Sheets

as at March 31, 2004 and December 31, 2003

(in thousands of PLN)

	Notes	As at March 31, 2004 (unaudited)	As at December 31, 2003 (restated)
Current assets
Cash and cash equivalents		18,606	20,880
Short-term investments and other financial assets		105,461	110,538
Debtors and prepayments		730,755	751,122
Inventory	8	226,419	185,866
		----------------	------------------
		1,081,241	1,068,406
Long-term assets
Property, plant and equipment, net	9	2,890,917	3,023,831
Intangible fixed assets, net	10	2,851,407	2,829,980
Financial assets		196,025	248,373
Deferred costs and other long-term assets		4,619	4,536
		-------------------	--------------------
		5,942,968	6, 106,720
		-------------------	--------------------
Total assets		7,024,209	7, 175,126
		===========	===========
Current liabilities
Accounts payable		113,236	290,405
Amounts due to State Treasury		98,387	69,385
Interest-bearing liabilities	11	165,283	101,445
Accruals		235,070	220,595
Deferred income and other liabilities		237,021	211,787
		-----------------	-----------------
		848,997	893,617
Long-term liabilities
Interest-bearing liabilities	11	3,527,302	3,811,750
Non-interest-bearing liabilities		13	13
Deferred tax liability		337,650	290,563
Provisions for liabilities and charges		92,394	91,952
		-------------------	-------------------
		3,957,359	4, 194,278
		-------------------	-------------------
Total liabilities		4,806,356	5, 087,895
		-------------------	-------------------
Capital and reserves
Share capital		471,000	471,000
Additional paid-in capital		409,754	409,754
Hedge reserve		(2,812)	(3,262)
Accumulated profit		1,339,911	1,209,739
		--------------------	-------------------
		2,217,853	2,087,231
		--------------------	--------------------
Total equity and liabilities		7,024,209	7, 175,126
		============	============

The accompanying notes are an integral part of these

condensed consolidated financial statements ..

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

 Condensed Consolidated Statements of Cash Flows

for the three month periods ended March 31, 2004 and March 31, 2003

(in thousands of PLN)

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

 Condensed Consolidated Statements of Cash Flows

for the three month periods ended March 31, 2004 and March 31, 2003

(in thousands of PLN)

	Three month period ended March 31, 2004 (unaudited)	Three month period ended March 31, 2003 (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net profit before taxation	179,317	41,220
Adjustments for:
Depreciation and amortization	228,083	231,862
Charge to provision and write-offs of doubtful debtors	8,728	10,508
(Release)/c harge to provision for inventory	(3,346)	3,528
Other provisions long-term	442	3,108
Foreign exchange losses, net and changes in financial instruments fair value	74,629	25,918
L oss on disposal of fixed assets	302	1,287
Interest expense, net	56,654	82,869
	--------------------	--------------------
Operating cash flows before working capital changes	544,809	400,300

(Increase)/d ecrease in inventory	(37,207)	51,795
Decrease/(i ncrease) in debtors, prepayments and deferred cost	11,556	(23,054)
(Decrease)/i ncrease in accounts payable and accruals	13,712	79,028
	------------------	------------------
Cash from operations	532,870	508,069

Interest paid	(53,982)	(102,148)
Interest received	2,290	3,624
Income taxes paid	-	(358)
Realization of financial instruments	(4,267)	(5,832)
	-----------------	-----------------
Net cash from operating activities	476,911	403,355

CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchases of intangible fixed assets	(24,652)	(13,708)
Purchases of property, plant and equipment	(138,209)	(109,664)
Proceeds from sale of equipment and intangibles	855	2,125
	------------------	------------------
Net cash used in investing activities	(162,006)	(121,247)

CASH FLOWS USED IN FINANCING ACTIVITIES:
Repayment of Bank Credit Facilities	(329,290)	(311,057)
Redemption of the Notes	(24,282)	(21,377)
	-----------------	-----------------
Net cash used in financing activities	(353,572)	(332,434)

Net decrease in cash and cash equivalents	(38,667)	(50,326)

Effect of foreign exchange changes on cash and cash equivalents	71	131

Cash and cash equivalents at beginning of period	(5,099)	54,400
	-----------------	-----------------
Cash and cash equivalents at end of period	(43,695)	4,205
	==========	==========

The accompanying notes are an integral part of these

condensed consolidated financial statements.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

 Condensed Consolidated Statements of Changes in Equity

for the three month periods ended March 31, 2004 and March 31, 2003

(in thousands of PLN)

	Share Capital	Additional paid-in capital	Hedge reserve	Accumulated profit	Total

Balance as at January 1, 2003	471,000	409,754	(86,649)	558,422	1,352,527

Cash flow hedge:

net fair value gain, net of tax	-	-	64,290	-	64,290

reclassified and reported in net profit	-	-	4,682	-	4,682

deferred tax on reclassified item	-	-	(1,264)	-	(1,264)

Net profit for the period	-	-	-	42,428	42,428
	----------------	----------------	---------------	-----------------	-------------------
Balance as at March 31, 2003 (unaudited)	471,000	409,754	(18,941)	600,850	1,462,663

Cash flow hedge:

net fair value loss, net of tax	-	-	11,596	-	11,596

Hedging instrument replacement, net of tax			(7,833)		(7,833)

reclassified and reported in net profit	-	-	15,706	-	15,706

deferred tax on reclassified item	-	-	(4,241)	-	(4,241)

deferred tax change in rates	-	-	451	-	451

Net profit for the period	-	-	-	611,494	611,494

Effect on subsidiary closing				(2,605)	(2,605)
	----------------	----------------	---------------	------------------	--------------------
Balance as at December 31, 2003	471,000	409,754	(3,262)	1,209,739	2,087,231

Cash flow hedge:

net fair value gain , net of tax	-	-	1,818	-	1,818

reclassified and reported in net profit	-	-	(1,689)	-	(1,689)

deferred tax on reclassified item	-	-	321	-	321

Net profit for the period	-	-	-	130,172	130,172
	----------------	----------------	---------------	---------------- ---	--------------- ----
Balance as at March 31, 2004 (unaudited)	471,000	409,754	(2,812)	1,339,911	2,217,853
	==========	==========	=========	========= ==	============ ===== ====

The accompanying notes are an integral part of these

condensed consolidated financial statements.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

for the three month periods ended March 31, 2004 and March 31, 2003

(in thousands of PLN)

1.

Incorporation and Principal Activities

Polska Telefonia Cyfrowa Sp. z o.o. (the “Company”) is located in Warsaw, Al. Jerozolimskie 181 and was incorporated by the Notarial Deed dated December 20, 1995 and entered on the National Court Register kept by District Court in Warsaw, XIX Economic Department of National Court Register, Entry No. KRS 0000029159.

The principal activities of the Company are providing cellular telephone communication services in accordance with the GSM 900 and 1800 licenses granted by the Minister of Communications and the sale of cellular handsets and accessories compatible with its cellular services. On December 20, 2000 the Minister of Communications granted the Company a license to provide telecommunication services according to the Universal Mobile Telecommunication System (“UMTS”) standard. The UMTS services should be implemented not earlier than from January 1, 2004 and not later than January 1, 2006 ..

The principal activities of the Company are not significantly seasonal n or cyclical.

The Company generates and expends cash through its operating activities mostly in Polish zloty (“PLN”). Therefore the Management has designated the PLN as the reporting (functional) currency of the Company. The accompanying condensed consolidated financial statements are reported in thousands of PLN (unless otherwise noted).

Authorization of the condensed consolidated financial statements

These condensed consolidated financial statements have been issued by the Company’s Board of Directors on May 14 , 2004 ..

2.

Significant events in the three month period ended March 31, 2004

On January 22, 2004 the Company concluded its selection process and selected Siemens Information and Communication Mobile Group as the main supplier of advanced UMTS technology, to be deployed in the Warsaw area.

On February 2, 2004 the Company repurchased on the market the principal amount of EUR 2,000 thousand and on February 5, 2004 the principal amount of EUR 3,000 thousand of the
10 ⅞% Notes (2.5% of the total initial principal amount). The amount of EUR 151,615 thousand remains outstanding as at March 31, 2004.

On March 9, 2004 the Supreme Court rejected the cassation lodged by TP SA in 2003 against the Antimonopoly Court’s judgment relating to international traffic rates terminating in the Company’s network. This is the final judgment and the Company does not expect any potential further claims related to this case.

- # -

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

for the three month periods ended March 31, 2004 and March 31, 2003

(in thousands of PLN)

- # -

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

for the three month periods ended March 31, 2004 and March 31, 2003

(in thousands of PLN)

3.

Extract from the Company’s Accounting Policies

3.1.

Basis of preparation

The Company maintains its accounting records in accordance with accounting principles and practices employed by enterprises in Poland as required by Polish Accounting Standards (“PAS”). The accompanying condensed consolidated financial statements reflect certain adjustments not reflected in the Company's statutory books to present these statements in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) ..

The differences between IFRS and accounting principles generally accepted in the United States (“US GAAP”) and their effect on net results for the three month periods ended March 31, 2004 and March 31, 2003 have been presented in Note 15 to these condensed consolidated financial statements.

These condensed consolidated financial statements are prepared in accordance with IAS 34 “ Interim Financial Reporting”. The accounting policies and methods of computation used in the preparation of the condensed consolidated financial statements are consistent with those used in the annual consolidated financial statements for the year ended December 31, 2003 prepared in accordance with IFRS. Except for the new revenue recognition policy (see Note 3.5) t here were no new standards or accounting policies in relation to the financial statements prepared in accordance with IFRS implemented by the Company since December 31, 2003.

The IFRS standards that were mandatory as at March 31, 2004 were applied to these condensed consolidated financial statements.

The condensed consolidated financial statements have been prepared under the historical cost convention, modified by the revaluation of financial assets and financial liabilities held for trading or designated as hedging items.

The preparation of the condensed consolidated financial statements in conformity with IFRS requires to use estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the condensed consolidated financial statements and reported amounts of revenue and expenses during the reporting period. Although those estimates are based on the Management’s best knowledge of current events and actions, actual results ultimately may differ from these estimates.

The condensed consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the consolidated results of operations, balance sheet and cash flows for each period presented.

These condensed consolidated financial statements are not necessarily indicative of results for the full year and should be read in a conjunction with the 2003 consolidated financial statements and the related notes.

Apart from the information taken from the consolidated financial statements for the year ended December 31, 2003 , these condensed consolidated financial statements contain unaudited information.

- # -

3.

Extract from the Company’s Accounting Policies (cont.)

3.2.

Group Accounting

These condensed consolidated financial statements include the financial statements of Polska Telefonia Cyfrowa Sp. z o.o. and its wholly owned subsidiary PTC International Finance (Holding) B.V. (consolidated).

1.1.

Presentation of Cash Flow Statement

The Company reconsidered the nature of the overdraft facility as an integral part of the Company’s cash management and included the overdraft balance of PLN 62,301 and
PLN 27,140 in cash and cash equivalents in consolidated statements of cash flows for the three month periods ended March 31, 2004 and March 31, 2003, respectively.

1.2.

Presentation of Income Statement

In 2003, the Company netted costs from revenue related to premium calls and premium SMS, as a result of adoption of the principle of Emerging Issue Task Force 99-19 “Reporting Revenue Gross as a Principal versus Net as an Agent” (“EITF 99-19”). The netting is applied to premium calls and premium SMS, when the Company is acting as an agent providing telecommunication services without being the primary obligor in delivery of the relevant service. The Company presented the comparatives for the three month period ended March 31, 2003 with netting resulting in a decrease of both net sales and cost of sales by PLN 7,022 without impact on gross margin (see also Notes 5 and 6).

1.3.

Change in revenue recognition policy

Effective from January 1, 2004 the Company implemented retrospectively, the new revenue recognition policy, which adopts best industry practices, based on Emerging Issue Task Force 00-21 “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”). As a result of the new revenue recognition policy implementation the revenue and costs related to sales of handsets and activation, as parts of multi-element arrangements, is recognized in the income statement immediately when incurred, except for the contracts where fair value analysis indicates revenue (and costs) deferral. As a result of retrospective implementation the Company increased  the net sales and cost of sales for the three month period ended March 31, 2003 by PLN 11,119 (see also Notes 5 and 6). D eferred costs and non-interest-bearing long-term liabilities as at December 31, 2003 have been decreased by PLN 118,344 which represented the deferred costs and revenue in balance sheet.

4.

Events after the balance sheet date

On April 29, 2004 the Republic of Poland has been granted an exemption period to the European Union ("EU") Directive 2003/49/EC of June 3, 2003 (see Note 13).

5 ..

Net sales

	Three month period ended March 31, 2004 (unaudited)	Three month period ended March 31, 2003 ( restated, unaudited)

Service revenues and fees	1,401,843	1,228,125
Sales of handsets and accessories	63,995	50,682
	-------------------	-------------------
	1,465,838	1, 278,807
	===========	===========

6 ..

Costs and expenses

	Three month period ended March 31, 2004 (unaudited)	Three month period ended March 31, 2003 ( restated, unaudited)

Cost of sales:
Cost of services sold	635,120	55 1,856
Cost of sales of handsets and accessories	307,586	353,253
	------------------	------------------
	942,706	905,109
	------------------	-----------------

Operating expenses:
Selling and distribution costs	157,027	166,678
Administration and other operating costs	55,506	57,015
	------------------	------------------
	212,533	223,693
	-------------------	-------------------
	1,155,239	1,128,802
	===========	===========

Costs and expenses include research and development costs that were expensed when incurred. The research and development costs were immaterial in the above periods.

The rental expenses included in costs and expenses amounted to PLN 38,578 and PLN 35,435  for the three month periods ended March 31, 2004 and March 31, 2003, respectively.

1.

Taxation

The difference between the effective tax rate of 27 percent for the three month period ended March 31, 2004, and the 19 percent statutory tax rate in Poland primarily results from incurring non-tax deductible costs including the change in valuation of Note options and valuation for doubtful debt  provision.

8.

Inventory

	As at March 31, 2004 (unaudited)	As at December 31, 2003	As at March 31, 2003 (unaudited)

Cellular handsets	158,395	118,323	110,844
Network spare parts and accessories	68,024	67,543	68,378
	-------------------	------------------	------------------
	226,419	185,866	179,222
	===========	===========	===========

9 ..

Property, plant and equipment

	As at March 31, 2004 (unaudited)	As at December 31, 2003	As at March 31, 2003 (unaudited)

Land and buildings	218,396	219,340	223,542
Plant and equipment	2,070,382	2,171,110	2,453,362
Motor vehicles	4,427	5,617	15,565
Other fixed assets	523,383	535,214	526,951
Construction in progress	74,329	92,550	95,111
	-------------------	------------------	-------------------
	2,890,917	3,023,831	3,314,531
	===========	===========	===========

During the three month period ended March 31, 2004 the Company capitalized to construction in progress PLN 521 of foreign exchange losses, PLN 712 of interest expense and PLN 432 of hedging gains on cross-currency interest rate swaps (“CC swaps”) and forward contracts and during the three month period ended March 31, 2003 the Company capitalized to construction in progress PLN 2,364 of foreign exchange losses , PLN 1,080 of interest expense and PLN 544 of hedging gains on CC swaps and forward contracts ..

The effective capitalization rate used to determine borrowing costs to be capitalized was 14.4 % in three month period ended March 31, 2004 and 30.7% in three month period ended March 31, 2003 ..

9.

Property, plant and equipment (cont.)

The movement of property, plant and equipment was as follows:

	Land and Buildings	Plant and equipment	Motor vehicles	Other fixed assets	Construction in progress	Total

Cost
As at December 3 1, 2003	247,592	4,431,181	23,576	790,402	105,773	5,598,524
Additions	-	-	-	2,098	33,740	35,838
Asset retirement obligation	-	-	-	1,717	-	1,717
Transfers	582	46,272	50	6,779	(53,683)	-
Disposals	-	(3,665)	(1,490)	(739)	(1,073)	(6,967)
	----------------	-------------------	--------------	----------------	----------------	-----------------
As at March 31, 2004	248,174	4,473,788	22,136	800,257	84,757	5,629,112
	----------------	-------------------	--------------	---------------	---------------	---- -------------
Depreciation
As at December 31 , 2003	28,252	2,260,071	17,959	255,188	13,223	2,574,693
Charge	1,526	146,973	1,187	22,395	-	172,081
Charge from asset retirement obligation	-	-	-	23	-	23
Provision for construction in progress	-	-	-	-	(2,795)	(2,795)
Disposals	-	(3,638)	(1,437)	(732)	-	(5,807)
	--------------	----------------	--------------	---------------	----------------	-----------------
As at March 31, 200 4	29,778	2,403,406	17,709	276,874	10,428	2,738,195
	---------------	----------------	--------------	---------------	----------------	-----------------
Net book value as at December 31, 2003	219,340	2,171,110	5,617	535,214	92,550	3,023,831
	=========	==========	========	========	=========	==========

Net book value as at March 31, 2004	218,396	2,070,382	4,427	523,383	74,329	2,890,917
(unaudited)	==========	===========	========	=========	=========	==========

Property, plant and equipment held under capital leases without later improvements (included in the previous schedule):

	As at March 31, 2004 (unaudited)			As at December 31, 2003			As at March 31, 2003 (unaudited)

Cost	6,293	197,806	990	6,293	197,806	990	6,293	197,806	990
Accumulated depreciation	-	(25,028)	(462)	-	(24,697)	(438)	-	(20,084)	(363)
	----------	--------------	-----------	----------	-------------	-----------	----------	-------------	----------
Net	6,293	172,778	528	6,293	173,109	552	6,293	177,722	627
	======	========	======	======	=======	======	======	=======	======

9.

Property, plant and equipment (cont.)

Capital equipment commitments (not included in liabilities)

	As at March 31, 2004 (unaudited)	As at December 31, 2003	As at March 31, 2003 (unaudited)

Authorized and contracted	198,338	127,839	186,770
Authorized and not contracted	686,091	812,511	496,523
	-------------------	------------------	-------------------
	884,429	940,350	683,293
	===========	==========	===========

10.

Intangible fixed assets

	As at March 31, 2004 (unaudited)	As at December 31, 2003	As at March 31, 2003 (unaudited)

GSM and UMTS licenses	2,557,778	2,523,010	2,401,331
Computer and network software	274,069	284,640	264,314
Trademark	100	104	116
Transaction costs	19,460	22,226	25,480
	-------------------	-------------------	-------------------
	2,851,407	2,829,980	2,691,241
	===========	===========	===========

During the three month period ended March 31, 2004 the Company capitalized to intangible fixed assets PLN 11,206 of foreign exchange losses, PLN 47,989 of interest expense and
PLN 5,147 of hedging gains on CC swaps and forward contracts and during the three month period ended March 31, 200 3 the Company capitalized to intangible fixed assets PLN 58,047 of foreign exchange losses , PLN 41,186 of interest expense and PLN 14,455 of hedging gains on CC swaps and forward contracts ..

The effective annual capitalization rate for the whole period of capitalization from 2000 till the balance sheet date for external borrowing (i.e. excluding interest and foreign exchange losses from revaluation of UMTS license liability) was 14.6%.

The Company has no intangible assets generated internally.

10.

Intangible fixed assets (cont.)

The movements of intangible fixed assets were as follows:

	GSM & UMTS Licenses	Computer and network software	Trade Mark	Transaction costs	Total

Cost
As at December 31, 2003	2,983,015	746,343	206	49,496	3,779,060
Additions	-	24,114	-	538	24,652
Capitalization of borrowing costs	54,048	-	-	-	54,048
	-----------------	----------------	----------------	----------------	-----------------
As at March 31, 2004	3,037,063	770,457	206	50,034	3,857,760
	-----------------	-----------------	----------------	----------------	-----------------
Amortization
As at December 31, 2003	460,005	461,703	102	27,270	949,080
Charge	19,280	34,688	4	2,007	55,979
Disposals	-	(3)	-	-	(3)
Other	-	-	-	1,297	1,297
	----------------	----------------	-----------------	----------------	------------------
As at March 31, 2004	479,285	496,388	106	30,574	1,006,353
	----------------	----------------	-----------------	----------------	------------------
Net book value as at December 31, 2003	2,523,010	284,640	104	22,226	2,829,980
	==========	==========	==========	==========	===========

Net book value as at March 31, 2004	2,557,778	274,069	100	19,460	2,851,407
(unaudited)	==========	==========	==========	==========	===========

11 ..

Interest-bearing liabilities

	As at March 31, 2004 (unaudited)	As at December 31, 2003	As at March 31, 2003 (unaudited)

Short-term portion
Interest accrued on Notes	84,493	56,915	99,153
Interest accrued on Bank Credit Facilities	3,366	3,415	7,795
Finance lease payable	15,123	15,136	18,572
Overdraft facilities	62,301	25,979	27,140
	-------------------	-----------------	-------------------
	165,283	101,445	152,660
	===========	===========	===========

Long-term portion
Long-term Notes	2,524,261	2,510,042	3,157,487
Bank Credit Facilities	212,101	535,933	684,580
UMTS license liability	597,414	576,875	494,669
Finance lease payable	159,453	155,129	171,928
Index swaps	34,073	33,771	34,311
	--------------------	--------------------	-------------------
	3,527,302	3,811,750	4,542,975
	===========	============	===========

a.

Notes

On February 2, 2004 the Company repurchased on the market the principal amount of EUR 2,000 thousand and on February 5, 2004 the principal amount of EUR 3,000 thousand of the
10 ⅞% Notes (2.5% of the total initial principal amount). The amount of EUR 151,615 thousand remains outstanding as at March 31, 2004.

The Company is full and unconditional guarantor of the following Notes issued by its subsidiary. The outstanding balances as at March 31, 2004 of the Notes represent the Company’s liabilities (measured at amortized cost) due to holders of the Notes:

11¼% Notes – face value of USD 150 ,000,000 (“11¼ Notes”) maturing on December 1, 2009

11¼% Notes – face value of EUR 268 ,242 ,000 (“11¼ Notes”) maturing on December 1, 2009

10⅞% Notes – face value of EUR 151 ,615 ,000 (“10⅞ Notes”) maturing on May 1, 2008

b.

Overdraft f acilities

The balance of PLN 62,301 consists of the overdrafts in current accounts according to the agreements signed in the previous years.

12 ..

Related party transactions

The below transactions consist primarily of roaming services rendered and received as well as consulting services ..

Management believes that related party transactions were conducted primarily on market terms.

As at a nd for thre e month period ended March 31, 2004 (unaudited)	As at and for twelve month period ended December 31, 2003	As at and for three month period ended March 31, 2003 (unaudited)

Elektrim S.A.

Inter-company receivables	-	9	2
Inter-company payables and accruals	36	34	30
Inter-company sales	20	120	35
Inter-company purchases	57	231	57

Elektrim Telekomunikacja Sp. z o.o. (“ET”)

Inter-company receivables	-	8	-
Inter-company payables and accruals	368	518	625
Inter-company sales	16	9 4	24
Inter-company purchases	401	1,970	347

T-Mobile Deutschland GmbH, T-Mobile International AG & Co. KG (“T-Mobile”)

Inter-company receivables	3,590	3,922	3,419
Inter-company payables and accruals	6,329	5,770	5,577
Inter-company sales	4,090	27,556	4,965
Inter-company purchases	5,371	28,340	5,299

MediaOne International B.V. (“MediaOne”)

There were no material transactions with MediaOne International B.V.

Vivendi Telecom International (“Vivendi”)

There were no material transactions with Vivendi Telecom International.

13 ..

Derivative financial instruments

Type of derivative	Forward contracts	Note options	Currency options	CC swaps	Index swaps	Trade contract derivatives	Total
Balance as at December 3 1, 200 3 asset/(liability)	86,186	123,307	20,826	65,155	(30,172)	36,607	301,909
Cash paid on initiation	-	-	9,718	-	-	-	9,718
Cash paid/(received) on realization	-	-	-	(2,842)	(970)	(1,6 39)	(5,451)
Changes in the fair value together with realization reported in the income statement	4,585	(51,909)	(2,937)	9,020	910	(4,647)	(44,978)
Changes in the fair value reported in shareholders’ equity (hedge reserve)	2,244	-	-	-	-	-	2,244
Changes in the fair value reported in the income statement	-	-	-	(1,689)	-	-	(1,689)
	----- ----- -----	-- -------------	--------------	--------------	--------------	--------------	----- -----------
Balance as at March 31, 200 4 a sset/ (liability) (unaudited)	93,015	71,398	27,607	69,644	(30,232)	30,321	261,753
	== ======	= ========	========	========	=========	========	== =======

Forward contracts are used by the Company to hedge foreign exchange risk related to operational and financial transactions. The Company applies hedge accounting for financial transactions.

Note options represent the estimated fair values of call options embedded in the Company’s Notes. Upon exercise of the call option or upon redemption of the Notes by other means, the fair value of the relevant call options is written back to income immediately. Any reduced interest payments resulting from the redemption of the relevant N otes are recognized as they accrue.

Currency options are used to reduce the risk of currency fluctuation and are measured at market value. The premium paid represents the initial option value.

CC swaps are designated as hedges against exposure to changes in future cash flows arising from the foreign exchange risk on the future interest coupon payments.

In 2003 the Company changed its Notes refinancing plans and effectively shortened the term of coupon payments exposure. As a result the maturity of some outstanding CC swap cash flows would exceed the planned date of Notes refinancing. In order to match those CC swap cash flows with the new refinancing plan the Company restructured outstanding CC swaps. The USD CC swaps were terminated.

In respect to EUR CC swaps, cash flows due after Notes refinancing would hedge other exposure than coupon payments namely EUR borrowings used for refinancing of part of EUR denominated Notes. The Company discontinued hedge accounting in relation to part of the coupon payments on EUR denominated Notes that are no longer expected to occur.

 13.

Derivative financial instruments (cont.)

As at March 31, 2004 the hedge reserve represented PLN 9,670 of the gross cumulative losses and PLN 7,745 of the gross cumulative gains on CC swaps retained in equity related to hedged interest coupon payments which are expected to occur and PLN 1,547 of the gross cumulative losses on forward contracts for which the Company applies hedge accounting.

On March 18, 2003 a new treaty on avoidance of double taxation between Poland and the Netherlands became law. The new treaty provide s for a 5 percent withholding tax on interest payments whereas previously no tax was due. On April 29, 2004 the Republic of Poland was granted an eight years exemption period to the European Union ("EU") Directive  2003/49/EC of June 3, 2003 on a common system of taxation applicable to interest and royalty payments made between  certain associated companies of different member states .. Should the Company be unable to identify reasonable measures to avoid payment of the withholding tax, the Company may become entitled to redeem the 10 ⅞% Notes and 11¼% Notes at face value plus accrued interests and therefore the Company's Management may decide to execute this tax redemption option. No decision has been taken in this respect as at the date of the authorization of these condensed consolidated financial statements.

Ageing analysis of derivatives:

	As at March 31, 2004 (unaudited)		As at December 31, 2003
	Assets	Liabilities	Assets	Liabilities

Short-term portion
Forward contracts	55,645	(4,520)	68,289	(22,091)
Currency options	27,607	-	20,826	-
CC swaps	10,777	-	10,040	-
Trade contract derivatives	7,591	-	7,784	-
Index swaps	3,841	-	3,599	-
	---------------	----------------	---------------	--------------
	105,461	(4,520)	110,538	(22,091)
	=========	=========	=========	========

Long-term part
Note options	71,398	-	123,307	-
CC swaps	58,867	-	55,115	-
Forward contracts	41,890	-	39,988	-
Trade contract derivatives	22,730	-	28,823	-
Index swaps	-	(34,073)	-	(3 3,771)
	----------------	-----------------	---------------	--------------
	194,885	(34,073)	247,233	(33,771)
	==========	==========	==========	=========

14 ..

Estimation of the fair values

The following table presents the carrying amounts and fair values of the Company’s financial instruments outstanding as at March 31, 2004 and December 31, 2003 , in million PLN. The carrying amounts in the table are included in the balance sheet under the indicated captions.

	As at March 31, 2004 (unaudited)		As at December 31, 200 3
	m illion PLN		million PLN
	Carrying amount	Fair value	Carrying amount	Fair value

Financial Assets
Cash and cash equivalents	19	19	21	21
Short-term investments and other financial assets	105	105	111	111
Debtors and accrued revenue	695	695	713	713
Financial assets (long-term)	196	196	248	248

Financial Liabilities
Current liabilities and accruals	447	446	599	593
Long-term liabilities	3,459	3,9 88	3,749	4,356

The fair value of derivatives held for trading is based on quoted market prices at the balance sheet date. The fair value of CC swaps is calculated as the present value of estimated future cash flows. The fair value of forward contracts is determined using forward exchange market rates at the balance sheet date.

In assessing fair value of non-traded derivatives and other financial instruments, the Company uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Option pricing models and estimated discounted value of future cash flows are used to determine fair value of options split from the Notes and derivatives split from trade contracts.

All “regular way” purchases of financial assets are accounted for at the trade date.

15 ..

Differences between IFRS and US GAAP

The Company’s condensed consolidated financial statements are prepared in accordance with I F R S , which differ in certain aspects from US GAAP.

The effects of the principal differences between IFRS and US GAAP in relation to the Company’s condensed consolidated financial statements are presented below, with explanations of certain adjustments that affect total comprehensive net income.

Reconciliation of consolidated net income:

	Three month period ended March 31, 2004 (unaudited)	Three month period ended March 31, 2003 (unaudited)

Net income under IFRS	130,172	42,428

US GAAP adjustments:
(a) Removal of foreign exchange differences capitalized for IFRS	(6,790)	(43,902)
(b) Depreciation and amortization of foreign exchange differences	2,475	2,423
(c) Revenue recognition (SAB 101/ EITF 00-21 )	143	(259)
(d) SFAS No. 133/IAS 39	31,215	(74,168)
( h ) Deferred tax on above	1,543	11,873
	-----------------	-----------------
Net income / ( loss) under US GAAP	158,758	(61,605)
	==========	==========

Reconciliation of comprehensive income:

	Three month period ended March 31, 2004 (unaudited)	Three month period ended March 31, 2003 (unaudited)

Net income / ( loss) under US GAAP	158,758	(61,605)

Other comprehensive gain (Hedge Reserve)	1,094	66,198
	------------------	------------------
Total comprehensive income under US GAAP	159,852	4,593
	==========	==========

15.

Differences between IFRS and US GAAP (cont.)

Reconciliation of consolidated shareholders’ equity:

	As at March 31, 2004 (unaudited)	As at December 31, 2003

Consolidated shareholders’ equity under IFRS	2,217,853	2,087,231

US GAAP adjustments:
(a) Removal of foreign exchange differences capitalized for IFRS	(200,146)	(193,356)
(b) Depreciation and amortization on above	53,974	51,499
(c) Revenue recognition (SAB 101/EITF 00-21 )	(436) 064	(579)
(d) SFAS No. 133/IAS 39	(64,756)	(95,971)
(f) Asset retirement obligations (SFAS No. 143)	-	24,285
(g) Reclassification of CC swaps	(8,673)	(8,673)
( h ) Deferred tax on above	32,788	26,631
(i ) Hedge reserve	(1,841)	(2,485)
	--------------------	------------------
Consolidated shareholders’ equity under US GAAP before cumulative effect of changes in accounting principles	2,028,763	1,888,582

Changes in accounting principles adjustments:
(f) SFAS No. 143 cumulative effect	-	(24,285)
(h) Deferred tax on above	-	4,614
	---------------------	------------------
Consolidated shareholders’ equity under US GAAP	2,028,763	1,868,911
	============	===========

a.

Removal of foreign exchange differences capitalized for IFRS

In accordance with IAS 23 “Borrowing Costs”, the Company capitalizes financing costs, including interest, foreign exchange gains or losses and hedging gains and losses to the extent they adjust foreign exchange differences initially capitalized, into assets under construction. The financing costs are capitalized only during period of construction or acquisition of the qualifying assets.

Under Statement of Financial Accounting Standards No. 52 “Foreign Currency Translation”, however, foreign exchange differences relating to financing obligations should be included in the income statement of the Company. Consequently, the amounts of foreign exchange differences and hedging gains and losses on forward contracts capitalized in accordance with IAS 23 in the Company’s condensed consolidated financial statements are expensed under US GAAP, while hedging gains or losses on CC swaps are recognized as other comprehensive gain or loss.

15.

Differences between IFRS and US GAAP (cont.)

b.

Depreciation and amortization

The US GAAP adjustments for depreciation and amortization shown above represent the amounts of depreciation and amortization charges relating to capitalized foreign exchange differences and hedging gains and losses in the Company’s IFRS condensed consolidated financial statements. Since under US GAAP these foreign exchange differences and hedging gains and losses are not permitted to be capitalized and are instead expensed or recognized as other comprehensive gain or loss, the depreciation and amortization of these capitalized differences under IFRS has been reversed.

c.

Revenue recognition (SAB 101/EITF 00-21)

Under IFRS the Company implemented effective from January 1, 2004 the new recognition policy based on EITF 00-21 and restated previous periods retrospectively.

Under US GAAP, the Company implemented principles of EITF 00-21 for the arrangements entered into on or after July 1, 2003 whereas

t he arrangements entered into before July 1, 2003 are settled under SAB 101 till contracts termination.

d.

SFAS No. 133

Statement of Financial Accounting Standards No. 133 “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”) requires every derivative instrument (including certain derivative instruments embedded in other contracts) to be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative instrument’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative instrument’s gains and losses to offset related results on the hedged item in the income statement, to the extent effective, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

The Company separates call options from long-term Notes’ host contract and accounts for them as derivatives under IAS 39, while they are not recognized as embedded derivatives for US GAAP purposes.

e.

Transaction costs

IAS 39 requires transaction costs to be included in the initial measurement  of financial assets and liabilities. Under US GAAP these costs should be presented as deferred costs in the amount of PLN 56,435 as at March 31, 2004 and PLN 60,524 as at December 31, 2003 ..

15.

Differences between IFRS and US GAAP (cont.)

f.

SFAS No. 143

Effective on January 1, 2003 the Company adopted Statement of Financial Accounting Standards No. 143 “Accounting for Asset Retirement Obligations” (“SFAS No. 143”). Upon adoption, the Company recorded the fair value of the liabilities for asset retirement obligations and increased the carrying amount of the associated long-lived asset. The liability is being accreted to its present value each period through charges to operating expense. The capitalized asset retirement cost is being depreciated  over the shorter of the related asset’s useful life or the period to the expected settlement of the retirement obligation. As a result, the Company recorded in the income statement for 2003 an expense of PLN 19,671, representing a cumulative effect of the adoption of SFAS No. 143, net of taxes of PLN 4,614.

The Company has asset retirement obligations relating primarily to equipment and other leashold improvements installed in leased network sites. Those leases generally contain provisions that require the Company to restore the sites to their original condition at the end of the lease term.

The development of the liability for asset retirement obligations for the three month period ended March 31, 2004 is presented below:

Cumulative effect change in adoption of accounting principle on liability as at January 1, 2003:	54,011
Accretion expense	4,075
New assets retirement obligations incurred	1,543
---------------
Liability for asset retirement obligations as at December 31, 2003	59,629
New assets retirement obligations incurred	1,717
Accretion expense for the three month period ended March 31, 2004	982
----------------
Liability for asset retirement obligations as at March 31, 2004	62,328
=========

a.

Reclassification of CC swaps

Under IFRS the Company discontinued hedge accounting and recognized in the income statement for 2003 PLN 55,115 of gains previously recognized in equity. Under US GAAP the cumulative gains at the amount of PLN 8,673 resulting from the hedge accounting discontinuance have been retained as hedge reserve pending completion of forecasted replacement financing cash flows.

15 ..

Differences between IFRS and US GAAP (cont.)

h.

Deferred taxation

Under IFRS the Company may, if certain criteria are met, net deferred tax liabilities and assets and present a net balance in the balance sheet. Under US GAAP current and non-current portions, by tax jurisdiction, of the above should be disclosed separately. As at March 31, 2004 the Company recognized PLN 47,429 of net current deferred tax asset (PLN 99,930 as at December 31, 200 3 ) and PLN 353,938 of net long-term deferred tax liability (PLN 360,896 as at December 31, 2003 ).

Under IFRS changes in the fair value of Note options are not taxable transactions, which causes the effective tax rate on US GAAP adjustments different compared to corporate income tax rates for the periods.

i.

Other comprehensive income

The hedge reserve under US GAAP constitutes a part of other comprehensive income, a component of shareholders’ equity. The changes in other comprehensive income (hedge reserve) are reflected in accumulated other comprehensive income. A sum of other comprehensive income and net income for the period represents comprehensive income for the period.

j.

SFAS No. 95

The Company applied IAS 7 “Cash Flow Statement” so that cash flow from operating activities begins with net income before taxation, whereas Statement of Financial Accounting Standards No. 95 “Statement of Cash Flows” (“SFAS No. 95”) requires cash flow from operating activities to begin with net income after tax. Under IFRS the Company presents the overdraft facility in cash and cash equivalents in consolidated statements of cash flows while under US GAAP the overdraft facility should be presented under financing activity.

15 ..

Differences between IFRS and US GAAP (cont.)

k.

FIN 46

In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”) “Consolidation of Variable Interest Entities” (VIEs). This interpretation changes the accounting and requirements for consolidation and disclosure of certain entities, including special purpose entities (“SPEs”). Under FIN 46, an entity is considered a VIE (and subject to consolidation) if its total equity at risk is determined to be insufficient to finance its activities without additional subordinated financial support, or if its equity investors lack certain characteristics that represent a controlling financial interest. An entity that is considered a VIE would be required to be consolidated by the enterprise that holds a majority of its “variable interests” (that is, the enterprise that has the most exposure to the economic risks and potential rewards from changes in the values of the VIE’s assets and liabilities). The Company has adopted the Interpretation’s disclosure provisions, effective for all financial statements issued after January 31, 2003, which require all holders of variable interests in VIEs to disclose the nature, purpose, size and activities of the VIEs, including the maximum exposure to losses. The consolidation requirements apply to all new VIEs created on and after February 1, 2003 with transitional provisions for VIEs that existed prior to that date. On December 24, 2003, the FASB issued a revised interpretation to FIN 46 (“FIN 46R”) to modify some of the provisions of FIN 46 and to exempt certain entities from its requirements. The Company adopted the provisions of FIN 46R to all newly created entities after January 31, 2003 and to all existing SPEs and the modified provisions of FIN 46R to all entities that are not SPEs and which were created before February 1, 2003 as at March 31, 2004. The Company has a single finance lease agreement with Office Park Ltd. The lessor has been considered as a SPE due to single finance lease agreement, however the Company applies lease accounting to this arrangement and the related assets and liabilities are already reflected in the Company’s condensed consolidated financial statements. There are no other material activities nor material assets or liabilities in this entity. The Company has also considered certain dealers contracts to identify additional VIEs. After analyzing these dealers agreements, the Company has concluded that certain dealers are VIEs. The maximum risk of expected losses from dealers contracts would be limited to the respective credit limits of such dealers totaling PLN 22,650 thousand. PTC has determined it is not the primary beneficiary of these entities.

l.

New accounting standards

The implementation of the Statements No. 132 (revised 2003) “Employers’ Disclosures about Pensions and Other Postretirement Benefits” from January 1, 2004 has not caused material changes to the Company’s condensed consolidated financial statements.